EXHIBIT 4.4


DOMINICK & DOMINICK
---------------------
INCORPORATED
Member Principal Exchanges


Financial Square
32 Old Slip
New York, New York 10005
TEL      212 558 8800
FAX      212 797 5268


December 19, 1997

Mr. James R. Murphy
Chairman and Chief Executive Officer
Bentley Pharmaceuticals, Inc.
One Urban Centre, Suite 550
4830 West Kennedy Boulevard
Tampa, FL 33609-2517

Dear Jim:

You have requested that Dominick & Dominick, Incorporated ("Dominick"), act as the financial advisor for Bentley Pharmaceuticals, Inc. ("Bentley"), on an on-going basis. We have had certain discussions concerning our role as Bentley's financial advisor and, in this regard, we are pleased to confirm the following:

1.       Dominick will act as financial advisor for Bentley.

2. In its capacity as financial advisor, Dominick will be available to advise Bentley on investment banking and other matters such as mergers, acquisitions, potential public and private financings, bank borrowings, licensing and other business arrangements such as corporate partnerships.

3. As part of its on-going financial advisory relationship, Dominick will be available to provide merger and acquisition advisory services for Bentley. In the event Bentley uses Dominick's advisory services or sources (other than with respect to the proposed acquisition of certain products and facilities of Schwarz Pharma, Inc., and Wyeth-Ayerst) and
         (a) acquires substantial stock or assets of another entity, or (b) another entity acquires substantial stock or assets of Bentley, Dominick shall be entitled to its normal merger and acquisition fee on such transaction. The fee shall be 3.0% of the total value of the transaction. Said fee will be paid on the sale of all or any part of Bentley's Spanishoperation to Schwarz Pharma. Dominick's fee shall be payable in cash at the time of the consummation of any such transaction.

4. As part of its financial advisory relationship, Dominick will employ its best efforts to introduce Bentley to sources that will consider providing financing to Bentley. Specific financing fees will be covered in a separate agreement.

5. Fees described in paragraphs three and four herein shall be payable to Dominick for any transactions described therein with any party or entity covered thereby with whom
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DOMINICK & DOMINICK                                        Mr. James R. Murphy
-------------------                                        December 19, 1997
INCORPORATED                                               Page 2
Member Principal Exchanges

         discussions were held during the term of this engagement and with which a transaction is consummated during the first six month period following the termination of this engagement and shall be 60% of the amount if the transaction is closed in the second six months, and 30% in the third six months following the termination of this engagement.

6. Dominick will receive reimbursement for all of its reasonable out-of-pocket expenses incurred as a result of its activities for and on behalf of Bentley, to be reimbursed within 30 days of presentment of supporting documentation to Bentley.

7. Dominick and/or its assigns will purchase for $200.00 a five-year warrant to purchase 425,000 common shares (the "Warrant Shares") of Bentley immediately upon the Bentley Board of Directors' approval of this agreement. The warrant is exercisable at $2.50 per warrant share, or $1,062,500, at any time, at the holder's option, in whole or in part, during its five year life. The closing price of the common was $2.25 on December 18, 1997. The warrant shall be subject to customary terms, including antidilution protection as to stock splits and recapitalizations, and the holder of the warrant or any shares receivable upon exercise will have "piggy-back" registration rights at any time Bentley files a registration statement.

8. Bentley will pay Dominick for its financial advisory services, over and above any transaction consummation fees, an initial engagement fee of $25,000 upon execution of this agreement. Further, Bentley agrees to pay Dominick a quarterly retainer fee of $15,000, payable at the start of each quarterly period commencing February 1, 1998. Bentley will pay a supplemental $5,000 fee at the start of each quarterly period in which Dominick arranges for a European road show, at Bentley's request.

9. Except for references and descriptions that Bentley may be obligated to include in its SEC filings and disclosure statements or as otherwise required by law, Bentley shall not issue any press release, statement, notice, document or other instrument referring to or mentioning Dominick without Dominick's prior written approval.

10. As Dominick will be acting on Bentley's behalf, Bentley agrees to indemnify and hold harmless Dominick (including any affiliated companies and respective officers, directors, employees and controlling persons) from and against all claims, liabilities, losses, damages and expenses (including reasonable expenses of counsel) as they are incurred in connection with any proceeding, whether or not Dominick is a party thereto, relating to or arising out of such engagement or Dominick's role in connection therewith. The foregoing indemnification is effective immediately in respect of all events occurring or omitted prior to or after the date hereof.

11.      This agreement shall be governed by the laws of the State of New York.


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DOMINICK & DOMINICK                                      Mr. James R. Murphy
-------------------                                      December 19, 1997
INCORPORATED                                             Page 3
Member Principal Exchanges


12. This agreement, except for the $25,000 sign-on fee and the terms of paragraph 10, is cancelable by Bentley or Dominick by written notification up until midnight January 14, 1998. If not cancelled, this agreement will be in effect for the 18 months from the above date through June 18, 1999.

We look forward to a long and mutually rewarding relationship and we are confident that we can assist Bentley in various aspects of its business and intended growth.

                                            Very truly yours,

                                            DOMINICK & DOMINICK INCORPORATED


                                            By: /s/ John R. Doss
                                                --------------------------------
                                                  Mr. John R. Doss
                                                  Executive Vice President


                                            The foregoing is agreed to
                                            and accepted by the Board
                                            of Directors:

                                            BENTLEY PHARMACEUTICALS, INC.


                                            By: /s/ James R. Murphy
                                                --------------------------------
                                                  Mr. James R. Murphy
                                                  Chairman & CEO